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John Banes

Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG	020 7418 1317 tel 020 7710 4817 fax john.banes@davispolk.com

October 7, 2010

Re:	Lloyds Banking Group plc Form 20-F filed May 13, 2010 File Number: 001-15246

John A. Spitz
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Dear Mr. Spitz:

I am writing on behalf of Lloyds Banking Group plc further to our conversion on September 29, 2010 regarding the comment letter issued by the staff of the Division of Corporation Finance dated September 28, 2010 with respect to the Company’s annual report on Form 20-F for the year ended December 31, 2009.

As we discussed, the Company has requested an extension to the ten-business day period for response specified in the comment letter.  The Company believes that it will require additional time to prepare its response, including the compilation of certain information called for by the comment letter which will need to be collected from the relevant business units.  In addition, many of those at the Company involved in the preparation of the response will also be involved in the finalization of internal reporting for the third quarter and preparation of the Company's interim market statement scheduled for release in early November.  For these reasons, the Company requests that it be permitted to submit its response by November 12, 2010.

As we discussed, we understand that the Staff has agreed to the extension and requested that we file this letter as confirmation.  Thank you for your assistance in this matter.

Very truly yours, /s/ John W. Banes
John W. Banes

A New York limited liability partnership. The principal place of business of the partnership in Great Britain is the address set forth above at which a list of the partners' names is open for inspection.